                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (AMENDMENT NO.          )*
                                          ---------

                           NATIONAL MEDIA CORPORATIOM
           --------------------------------------------------------
                                (Name of Issuer)

                           Common Stock $0.01 Par Value
           --------------------------------------------------------
                          (Title of Class of Securities)


           --------------------------------------------------------
                                 (CUSIP Number)

                11 Penn Center, Suite 1100, 1835 Market Street,
                             Philadephia, PA  19103
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  July 15, 1998
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

   NOTE: Schedules filed in paper format shall include a signed original and copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No.
-------------------------------------------------------------------------------
         1.  Names of Reporting Persons.
             I.R.S. Identification Nos. of above persons (entities only).

                          Daniel M. Yukelson
-------------------------------------------------------------------------------
         2.  Check the Appropriate Box if a Member of a Group* (See
             Instructions)

             (a)  X

             (b)
-------------------------------------------------------------------------------
         3.  SEC Use Only

-------------------------------------------------------------------------------
         4.  Source of Funds* (See Instructions) PF, OO

-------------------------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
-------------------------------------------------------------------------------
         6.  Citizenship or Place of Organization  United States of America

-------------------------------------------------------------------------------
Number of Shares              7.  Sole Voting
 Beneficially Owned                 Power           0
 by Each Reporting           --------------------------------------------------
 Person With                  8.  Shared Voting
                                    Power          26,734,476
                             --------------------------------------------------
                              9.  Sole Dispositive  0
                                    Power
                             --------------------------------------------------
                             10. Shared Dispositive
                                     Power         26,734,476
-------------------------------------------------------------------------------
        11. Aggregate Amount Beneficially Owned by Each Reporting Person 26,734,476
-------------------------------------------------------------------------------
        12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares* (See Instructions)
-------------------------------------------------------------------------------
        13.  Percent of Class Represented by Amount in Row (11)
             51.22%
-------------------------------------------------------------------------------
        14.  Type of Reporting Person*
                                          IN
-------------------------------------------------------------------------------

INSTRUCTIONS FOR COVER PAGE

(1) NAMES AND I.R.S. IDENTIFICATION NUMBERS OF REPORTING PERSONS - Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself- including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING
       WITH SCHEDULE 13D below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2a. If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(s) in which case it may be necessary to check row 2(b)].

(3)    The 3rd row is for SEC internal use; please leave blank.

CUSIP No.
-------------------------------------------------------------------------------
         1.  Names of Reporting Persons.
             I.R.S. Identification Nos. of above persons (entities only).

                          NM Acquisition Co., LLC  95-4696564
-------------------------------------------------------------------------------
         2.  Check the Appropriate Box if a Member of a Group* (See Instructions

             (a)  X

             (b)
-------------------------------------------------------------------------------
         3.  SEC Use Only

-------------------------------------------------------------------------------
         4.  Source of Funds* (See Instructions)  OO

-------------------------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
-------------------------------------------------------------------------------
         6.  Citizenship or Place of Organization  Delaware

-------------------------------------------------------------------------------
Number of Shares              7.  Sole Voting
 Beneficially Owned                 Power           0
 by Each Reporting           --------------------------------------------------
 Person With                  8.  Shared Voting
                                    Power          26,734,476
                             --------------------------------------------------
                              9.  Sole Dispositive  0
                                    Power
                             --------------------------------------------------
                             10. Shared Dispositive
                                     Power         26,734,476
-------------------------------------------------------------------------------
        11. Aggregate Amount Beneficially Owned by Each Reporting Person 26,734,476
-------------------------------------------------------------------------------
        12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares* (See Instructions)
-------------------------------------------------------------------------------
        13.  Percent of Class Represented by Amount in Row (11)
             51.22%
-------------------------------------------------------------------------------
        14.  Type of Reporting Person*
                                          00
-------------------------------------------------------------------------------

INSTRUCTIONS FOR COVER PAGE

(1) NAMES AND I.R.S. IDENTIFICATION NUMBERS OF REPORTING PERSONS - Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself- including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING
       WITH SCHEDULE 13D below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2a. If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(s) in which case it may be necessary to check row 2(b)].

(3)    The 3rd row is for SEC internal use; please leave blank.

CUSIP No.
-------------------------------------------------------------------------------
         1.  Names of Reporting Persons.
             I.R.S. Identification Nos. of above persons (entities only).

                          Stephen C. Lehman
-------------------------------------------------------------------------------
         2.  Check the Appropriate Box if a Member of a Group* (See
             Instructions)

             (a)  X

             (b)
-------------------------------------------------------------------------------
         3.  SEC Use Only

-------------------------------------------------------------------------------
         4.  Source of Funds* (See Instructions) PF

-------------------------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
-------------------------------------------------------------------------------
         6.  Citizenship or Place of Organization United States of America

-------------------------------------------------------------------------------
Number of Shares              7.  Sole Voting
 Beneficially Owned                 Power           0
 by Each Reporting           --------------------------------------------------
 Person With                  8.  Shared Voting
                                    Power          26,734,476
                             --------------------------------------------------
                              9.  Sole Dispositive  0
                                    Power
                             --------------------------------------------------
                             10. Shared Dispositive
                                     Power         26,734,476
-------------------------------------------------------------------------------
        11. Aggregate Amount Beneficially Owned by Each Reporting Person 26,734,476
-------------------------------------------------------------------------------
        12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares* (See Instructions)
-------------------------------------------------------------------------------
        13.  Percent of Class Represented by Amount in Row (11)
             51.22%
-------------------------------------------------------------------------------
        14.  Type of Reporting Person*
                                          IN
-------------------------------------------------------------------------------

INSTRUCTIONS FOR COVER PAGE

(1) NAMES AND I.R.S. IDENTIFICATION NUMBERS OF REPORTING PERSONS - Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself- including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING
       WITH SCHEDULE 13D below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2a. If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(s) in which case it may be necessary to check row 2(b)].

(3)    The 3rd row is for SEC internal use; please leave blank.

CUSIP No.
-------------------------------------------------------------------------------
         1.  Names of Reporting Persons.
             I.R.S. Identification Nos. of above persons (entities only).

                          Eric R. Weiss
-------------------------------------------------------------------------------
         2.  Check the Appropriate Box if a Member of a Group* (See
             Instructions)

             (a)  X

             (b)
-------------------------------------------------------------------------------
         3.  SEC Use Only

-------------------------------------------------------------------------------
         4.  Source of Funds (See Instructions) PF

-------------------------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
-------------------------------------------------------------------------------
         6.  Citizenship or Place of Organization  United States of America

-------------------------------------------------------------------------------
Number of Shares              7.  Sole Voting
 Beneficially Owned                 Power           0
 by Each Reporting           --------------------------------------------------
 Person With                  8.  Shared Voting
                                    Power          26,734,476
                             --------------------------------------------------
                              9.  Sole Dispositive  0
                                    Power
                             --------------------------------------------------
                             10. Shared Dispositive
                                     Power         26,734,476
-------------------------------------------------------------------------------
        11. Aggregate Amount Beneficially Owned by Each Reporting Person 26,734,476
-------------------------------------------------------------------------------
        12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares* (See Instructions)
-------------------------------------------------------------------------------
        13.  Percent of Class Represented by Amount in Row (11)
             51.22%
-------------------------------------------------------------------------------
        14.  Type of Reporting Person*
                                          IN
-------------------------------------------------------------------------------

INSTRUCTIONS FOR COVER PAGE

(1) NAMES AND I.R.S. IDENTIFICATION NUMBERS OF REPORTING PERSONS - Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself- including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING
       WITH SCHEDULE 13D below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2a. If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(s) in which case it may be necessary to check row 2(b)].

(3)    The 3rd row is for SEC internal use; please leave blank.

CUSIP NO.                            SCHEDULE 13D

INTRODUCTION

     The reporting persons named in Item 2 below are hereby jointly filing this statement on Schedule 13D because they may be deemed a "group" within the meaning of Rule 13d-5(b)(1) promulgated by the Securities and Exchange Commission (the "SEC") pursuant to the Securities Exchange Act of 1934, as amended (the "1934 Act"), by virtue of their affiliated status and/or action in concert with respect to (i) the acquisition of Series D Convertible Preferred Stock of National Media Corporation, which Series D Convertible Preferred Stock is convertible into shares of Common Stock (as herein defined); (ii) the acquisition of Series E Convertible Preferred Stock of National Media Corporation, which Series E Convertible Preferred Stock will be convertible into shares of Common Stock; (iii) the acquisition of common stock purchase warrants of National Media Corporation to purchase shares of Common Stock; and (iv) the acquisition, pursuant to the Consulting Agreement (as hereinafter defined), of common stock purchase warrants and options of National Media Corporation to purchase shares of Common Stock.

ITEM 1.   SECURITY AND ISSUER

     This Schedule 13D relates to the Common Stock, $.01 par value ("Common Stock"), of National Media Corporation, a Delaware corporation ("Issuer"), whose principal executive offices are located at Eleven Penn Center, Suite 1100, 1835 Market Street, Philadelphia, PA 19103.

ITEM 2.   IDENTITY AND BACKGROUND

     This Schedule 13D is filed on behalf of Stephen C. Lehman ("Lehman"), Eric
R. Weiss ("Weiss"), Daniel Yukelson ("Yukelson"), and NM Acquisition Co., LLC, a Delaware limited liability company ("NM Acquisition Co.") (Lehman, Weiss, Yukelson and NM Acquisition Co. are collectively referred to hereinafter as the "Filing Persons").

     Under the definition of "beneficial owner" ("Beneficial Ownership Definition") provided in Rule 13d-3(d)(1) of the 1934 Act, the Filing Persons may be deemed to beneficially own shares of Issuer's Common Stock for which they have a right to acquire, by virtue of the fact that the Filing Persons have entered into a Letter of Intent, dated July 15, 1998, with the Issuer to purchase, on an as converted basis, in excess of five percent of the outstanding Common Stock of the Issuer.

     The business address of Lehman is 15260 Ventura Boulevard, Suite 500, Sherman Oaks, CA 91403-5339.

     The business address of Weiss is 15260 Ventura Boulevard, Suite 500, Sherman Oaks, CA 91403-5339.

     The business address of Yukelson is 15260 Ventura Boulevard, Suite 500, Sherman Oaks, CA 91403-5339.

     The business address of NM Acquisition Co. is 15260 Ventura Boulevard, Suite 500, Sherman Oaks, CA 91403-5339.

     Messrs Lehman, Weiss and Yukelson are private investors and NM Acquisition Co., LLC is a Delaware limited liability company, organized by Messrs Lehman, Weiss and Yukelson to effect the transactions described in the Introduction.

     Neither Messrs Lehman, Weiss or Yukelson nor NM Acquisition Co. has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have any of the above mentioned parties been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as the result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

     Messrs Lehman, Weiss and Yukelson are citizens of the United States of America and NM Acquisition Co., LLC is a Delaware limited liability company.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     All shares of Issuer's Common Stock to be acquired pursuant the conversion of Series D Convertible Preferred Stock and common stock purchase warrants related thereto, and Series E Convertible Preferred Stock to be acquired by the Filing Persons are to be purchased with personal funds except that a portion of the source of Yukelson's funds shall be financed through margin debt.

ITEM 4.   PURPOSE OF TRANSACTION

     The Filing Persons entered into a Letter of Intent, dated July 15, 1998, with National Media Corporation ("LOI"), a Delaware corporation, pursuant to which the Filing Persons are to acquire (i) shares of Series D Convertible Preferred Stock from the existing holders thereof, which Series D Convertible Preferred Stock is convertible into shares of Common Stock, (ii) shares of Series E Convertible Preferred Stock, which Series E Convertible Preferred Stock is convertible into shares of Common Stock, from the Issuer, for the following
purposes:   (i) investment purposes, (ii) to acquire additional shares, (iii) to change the current make up of the Issuer's Board of Directors, (iv) to change the current make up of the management of the Issuer, and (v) to materially change the capitalization of the Company.

     None of the Filing Persons presently has any present plans or proposals which relate to or would result in:

     (a) An extraordinary Corporate transaction, such as a merger, reorganization or liquidation of the Issuer;

     (b)  The sale or transfer of a material amount of assets of the Issuer;

     (c) The material change of the business or corporate structure of the Issuer other than as contemplated by the LOI;

     (d) Changes in the Issuer's Certificate of Incorporation or Bylaws or other actions which may impede the acquisition of control of the Issuer by any person; or

     (e) Causing any class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation or a registered national securities association.

     The Filing Persons intend to continually review the Issuer's business affairs and financial position, as well as conditions in the securities markets and general economic and industry conditions. Based on such evaluation and review, the Filing Persons will continue to consider various alternative courses of action and will in the future take such actions with respect to the Issuer as it deems appropriate in light of the circumstances existing from time to time. Such actions may include, but are not limited to, purchasing additional shares of Preferred Stock, Common Stock, or debt securities of the Issuer, either in the open market or in privately negotiated transactions, or selling its shares of Series D Convertible Preferred Stock, Series E Convertible Preferred Stock and/or Common Stock (if converted or purchased), either in the open market or in privately negotiated transactions. The foregoing actions may be taken by each of the Filing Persons alone or with other persons.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     The percentage outstanding Common Stock reported in this Item 5 are based on the assumption that there are 25,453,752 shares of Common Stock outstanding, which is the number of outstanding shares set forth on the Issuer's Annual Report on Form 10K, filed with the SEC as of July 8, 1998, for the fiscal year ended March 31, 1998. As to each item below in this Item 5, the number of outstanding shares is increased to reflect the issuance of additional Common Stock pursuant to the conversion of the particular security.

     Under the Beneficial Ownership Definition, the Filing Persons, upon waiver by them of certain provisions governing the conversion of the Series D Convertible Preferred Stock (which they intend to waive upon acquisition thereof), may be deemed beneficial owner of 9,345,700 shares Common Stock as a result of the conversion of their Series D Convertible Preferred Stock, or 26.86% of Common Stock.

     Under the Beneficial Ownership Definition, the Filing Persons may be deemed beneficial owner of 13,333,334 shares Common Stock as a result of the conversion of their Series E Convertible Preferred Stock, or 34.37% of Common Stock.

     Under the Beneficial Ownership Definition, the Filing Persons, upon waiver by them of certain provisions governing the exercise of such warrants (which they intend to waive upon acquisition thereof), may be deemed beneficial owner of 992,942 shares of the Common Stock as a result of the exercise of common stock purchase warrants to purchase 992,942 shares of Common Stock, or 3.75% of Common Stock.

     Under the Beneficial Ownership Definition, the Filing Persons may be deemed beneficial owner of 3,062,500 shares of the Common Stock as a result of the exercise of common stock purchase warrants to purchase 3,062,500 shares of Common Stock, or 10.74% of Common Stock.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Upon the execution of the transaction documents contemplated by the LOI, the Issuer and Temporary Media Co., LLC, a Delaware limited liability company controlled by Messrs Lehman, Weiss and Yukelson ("TMC"), are to enter into a six month consulting agreement, pursuant to which TMC shall provide management consulting services (the "Consulting Agreement"). In consideration of the management consulting services provided by TMC, the Issuer shall (i) pay TMC a retainer of $80,000 per month, (ii) issue contingent common stock purchase warrants to purchase up to 3,762,500 shares of Common Stock, of which 3,412,500 have an exercise price of $1.32 and 350,000 have an exercise price of $1.50, and
(iii) grant a five year option to purchase up to 212,500 shares of Common Stock at an exercise price of $1.32.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

     Letter of Intent, by and between NM Acquisition Co. and the Issuer, dated July 10, 1998, and amendment thereto, dated July 15, 1998.

                          /s/ Stephen C. Lehmann
                         _______________________
                         Stephen C. Lehmann



                         _______________________
                         Eric R. Weiss



                         _______________________
                         Daniel Yukelson



                         NM Acquisition Co., LLC



                         By:___________________
                            Daniel Yukelson, Co-Managing Member

                         ______________________
                         Stephen C. Lehmann


                         Daniel Yukelson
                         ______________________
                         Eric R. Weiss
                         Daniel Yukelson (As Attorney-in-Fact for Eric R. Weiss)

                         Daniel Yukelson
                         ______________________
                         Daniel Yukelson



                         NM Acquisition Co., LLC


                            Daniel Yukelson
                         By:___________________
                            Daniel Yukelson, Co-Managing Member